

Space. Quantum. Lasers. Prelaunch

These aren't just hype words. They describe our next investment opportunity. Xairos is the only company building a secure timing service for the modern world. Xairos' timing system is orders of magnitude more accurate and more secure than timing from GPS.

Why does this matter? It allows networks to move more data faster. And lets people track the position of objects with unparalleled accuracy.

TLDR;

PROBLEM: Modern networks rely on timing from GPS, which is not secure or accurate enough.

SOLUTION: A global timing service that is orders of magnitude more accurate and secure.

VALUE: Removes risk of communication outages and increases bandwidth and throughput.









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*Our prelaunch deals are made available for current investors. Log in to Spaced Ventures and visit our Offers page.

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Xairos is currently testing the water. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

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